EX-99 77.D

Effective December 31, 2016, Calvert Research and
Management ("CRM" or the "Adviser") assumed investment advisory responsibilities from Calvert
Investment Management, Inc. for the Calvert Small
Cap Fund. CRM selects securities primarily on the basis of fundamental research, including consideration of the responsible investing criteria described below. In selecting companies for investment, the Adviser may also consider overall growth prospects, financial strength, strength of the companys business franchises and management team, competitive position, technology, marketing expertise, profit margins, return on investment, capital resources and other factors. The portfolio managers seek to manage investment risk by maintaining broad issuer and industry diversification among the Funds holdings, by managing the Funds risk profile relative to its benchmark, and by utilizing fundamental analysis of risk/return characteristics in securities selection.
The portfolio managers may sell a security when the Advisers price objective for the stock is reached, the fundamentals of the company change, or to pursue more attractive investment options.